Exhibit 11.01
                      DIGITAL LINK CORPORATION
         STATEMENT OF COMPUTATION OF NET INCOME PER SHARE
               (In thousands, except per share data)

                                               1996      1995      1994

Weighted-average common shares outstanding
  for the period                               9,106     8,784     7,972
Weighted-average shares from conversion of
  preferred stock                               ----      ----       319
Common equivalent shares from conversion of
   stock options under treasury stock method     372       683       822
Shares used in computing per share amounts     9,478     9,467     9,113
Net income                                    $4,697    $4,814    $4,408

Net income per share                          $ 0.50    $ 0.51    $ 0.48


Note: There is no material difference in the computation of net income per share on a fully diluted basis.